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                                                                      EXHIBIT 19

                         CERTAIN SHAREHOLDER AGREEMENTS

     The following describes certain provisions of (i) a Voting Trust Agreement (the "Voting Trust Agreement") among each of Douglas C. Roberts, Virginia Roberts Holt, John T. Roberts, Charles C. Roberts and Mary R. Roberts (the "Voting Trustees"), individually and as trustees of trusts created for the benefit of their spouses or children (the Voting Trustees and such trusts being referred to as the "Shareholders"), (ii) a Roberts Family Shareholder Agreement (the "Family Shareholder Agreement") among the Shareholders and (iii) a Stockholders' Agreement (the "Monsanto Stockholders' Agreement") among the Shareholders and Monsanto Company ("Monsanto"). Such description has been based on information set forth in a Schedule 13D filed with the Securities and Exchange Commission by the Voting Trustees.

VOTING TRUST AGREEMENT

     Pursuant to the terms of the Voting Trust Agreement, the shares of Class A Common Stock listed under "Principal Stockholders" as being beneficially owned by the Voting Trustees were transferred to the Voting Trustees for deposit pursuant to the Voting Trust Agreement, and the Voting Trustees issued trust certificates ("Trust Certificates") in respect of such shares. The Voting Trust Agreement provides that any Shareholder who subsequently acquires any shares of Class A Common Stock of the Company will deposit such shares with the Voting Trustees to be held pursuant to the Voting Trust Agreement (any shares deposited with the Voting Trustees pursuant to the Voting Trust Agreement are referred to as "Subject Shares").

     The Voting Trust Agreement provides that the Voting Trustees have full right and power to vote all Subject Shares upon all matters submitted to a vote or consent of shareholders of the Company and that the Voting Trustees will vote all Subject Shares as a unit in accordance with the determination of a majority of the Voting Trustees, except that with respect to the Investment Agreement Matters (as defined herein under "-- Monsanto Stockholders' Agreement") or business combinations (as defined in the Monsanto Stockholders' Agreement) involving the Company ("Company Business Combinations"), the Voting Trustees will vote in accordance with the instructions of holders of Trust Certificates or, if no instructions are given, in accordance with the recommendation of the Board of Directors of the Company.

     All dividends or distributions upon the Subject Shares will be paid by the Voting Trustees to the holders of Trust Certificates ratably based on the number of Subject Shares reflected on the Trust Certificates, except that any dividend or distribution of voting stock of the Company will be deposited pursuant to the Voting Trust Agreement.

     The Voting Trustees have no power to sell or otherwise dispose of any Subject Shares, except that the Voting Trustees are required to tender or exchange Subject Shares in accordance with the terms of any tender or exchange offer if (i) the Voting Trustees are so instructed by the holder of the Trust Certificate for such Subject Shares and (ii) such tender or exchange offer, if consummated, would result in the beneficial ownership by a group or person of all of the shares of Class A and Class B Common Stock and the Company has previously published its position or recommendation with respect to such tender or exchange offer pursuant to applicable rules under the Securities Exchange Act of 1934, as amended (any such tender or exchange offer described in this clause
(ii) being referred to as a "Qualifying Tender Offer").

     The Voting Trust Agreement will terminate with respect to any Subject Share on the earliest to occur of (i) the withdrawal of such Subject Share in accordance with the provisions of the Family Shareholder Agreement, (ii) the written agreement of all Voting Trustees and (iii) when the voting of such Subject Share ceases to be vested in the Voting Trustees.

FAMILY SHAREHOLDER AGREEMENT

     The Family Shareholder Agreement provides that no Shareholder will sell, withdraw from the Voting Trust Agreement or otherwise dispose of any interest in Subject Shares except as provided in the Family Shareholder Agreement. Each Shareholder has agreed not to sell, convey, transfer, assign or otherwise dispose
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of ("transfer") any interest in any Class A Common Stock or other voting common or voting preferred stock of the Company, any option, warrant or other right to acquire Class A Common Stock or such other voting stock or any security exchangeable for or convertible into Class A Common Stock or such other voting stock (collectively, "Company Voting Stock"), unless such Shareholder has withdrawn the Subject Shares from the Voting Trust Agreement after compliance with the procedures described in the following paragraph.

     Any Shareholder desiring to withdraw Subject Shares from the Voting Trust Agreement must give written notice to the other Shareholders, each of whom will then have an option to purchase his or her pro rata portion of such Subject Shares at a market price based on a thirty day average of the daily closing prices for the Class B Common Stock on the New York Stock Exchange (or, if there is no such market price, an appraised value for such Subject Shares). If such other Shareholders have not elected to acquire all of such Subject Shares, then each Shareholder who elected to acquire Subject Shares will have a further option to purchase his or her pro rata portion of the Subject Shares which such other Shareholders have not elected to acquire. Any Subject Shares not acquired by such other Shareholders after such further option may be withdrawn from the Voting Trust Agreement and will no longer be subject to the Family Shareholder Agreement.

     The Family Shareholder Agreement provides that the restrictions on transfer therein will not apply to certain permitted transfers ("Permitted Transfers") specified therein, including (i) certain pledges of Company Voting Stock, (ii) a transfer of Company Voting Stock to other Shareholders or their spouses, descendants or certain other trusts or other entities, (iii) any exchange, conversion or transfer of Company Voting Stock in connection with a Company Business Combination, other than any agreement to transfer prior to the Company's execution of an agreement with respect to such Company Business Combination or (iv) any tender or exchange in accordance with the terms of a Qualifying Tender Offer.

     The Family Shareholder Agreement will terminate on January 31, 2006.

MONSANTO STOCKHOLDERS' AGREEMENT

     The Monsanto Stockholders' Agreement was entered into in connection with a series of agreements between the Company and Monsanto described under "Certain Transactions", including an Investment Agreement between the Company and Monsanto (the "Investment Agreement").

     The Investment Agreement provides, among other things, that (i) Monsanto was entitled to nominate one member to the Company's Board of Directors (pursuant to such provision Robert T. Fraley was appointed to the Board on April 16, 1996) and that Monsanto could nominate for election at the Company's 1997 annual meeting of stockholders, an additional member (pursuant to such provision William M. Ziegler was elected) to the Company's Board (any such nominee or nominees being referred to as "Monsanto Nominees"), (ii) the By-Laws of the Company were amended to (a) state that the primary business of the Company is the research-based production, marketing, licensing and sale of agronomic seed, including both technology related thereto and products derived therefrom, (b) state that the use of voting securities by the Company to facilitate strategic collaborations is in the Company's best interests (but as to any one strategic collaboration the maximum amount of voting securities of the Company to be issued to any individual, entity or group will not exceed 10% of the voting securities of the Company then outstanding) and (c) prohibit the Company from acquiring any business or assets outside of such primary business that would constitute a substantial part (as defined in the Investment Agreement) of the Company; provided that such By-Law amendments permit the Company to change its primary business, issue voting securities to facilitate a strategic collaboration or acquire any business outside of such primary business unless three of the members of the Board vote against the resolution relating to such change or transaction (such By-Law provisions described in this clause (ii) being referred to as the "By-Law Provisions") and (iii) while Monsanto beneficially owns either 5% of the Class A Common Stock or 20% of the Class B Common Stock, if the Company proposes to issue for cash (subject to specified limitations) any shares of Common Stock, securities convertible into such shares or options, warrants or rights to acquire such shares ("Equity"), Monsanto will have the right to purchase all or any portion of its pro rata share of such Equity on the terms set forth in the Investment Agreement (the provisions described in

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this clause (iii) being referred to as the "Equity Purchase Provisions" and the provisions described in clauses (i), (ii) and (iii) being referred to as the "Investment Agreement Matters").

     The Monsanto Stockholders' Agreement provides that each Shareholder will use best efforts to attend each stockholder meeting for purposes of establishing a quorum and will vote all of its shares of Company Voting Stock in favor of any Monsanto Nominee recommended by the Board of Directors of the Company, provided that such Monsanto Nominee is reasonably satisfactory to the Company. In addition, the Monsanto Stockholders' Agreement provides that each Shareholder will not, without the consent of Monsanto, initiate any action that would result in the amendment of the By-Law Provisions and that each Shareholder will vote its Company Voting Stock in favor of any proposed amendment to the Company's certificate of incorporation to increase the Company's authorized capital stock, which amendment is required in order for the Company to comply with the Equity Purchase Provisions.

     The Monsanto Stockholders' Agreement provides that except for Permitted Transfers, no Shareholder may transfer any interest in its Company Voting Stock except as provided by the Monsanto Stockholders' Agreement, and that, with limited exceptions, no Shareholder will convert any Class A Common Stock to Class B Common Stock until such time as such Shareholder has entered into a binding agreement to sell or convey such Class B Common Stock to a third party.

     If any Shareholder desires to transfer any interest in its Company Voting Stock (other than a Permitted Transfer) such Shareholder will make a written offer to Monsanto (a "Shareholder Offer") to purchase such Company Voting Stock and Monsanto will have the option to purchase all but not less than all of such Company Voting Stock for the price and upon the terms upon which such Shareholder proposes to transfer such Company Voting Stock. If Monsanto rejects the Shareholder Offer, Monsanto has the exclusive right for a period of time to propose alternative terms for such purchase. If Monsanto does not accept the Shareholder Offer and Monsanto and such Shareholder have not otherwise reached an agreement regarding such purchase within such time period, then such Shareholder may offer and sell such Company Voting Stock to any person or entity on terms that are at least as favorable to such Shareholder as those set forth in the Shareholder Offer or those offered by Monsanto in any counter offer.

     In the event of any involuntary transfer of any Company Voting Stock (other than a Permitted Transfer), Monsanto will have an exclusive option to purchase all but not less than all of the Company Voting Stock subject to the involuntary transfer in cash at a purchase price (i) based on a thirty day average of the daily closing prices for the Class B Common Stock on the New York Stock Exchange or (ii) if the Company Voting Stock is not Class A Common Stock or if the Class B Common Stock is not publicly traded, based on the fair market value thereof determined by an investment banking firm.

     The Monsanto Stockholders' Agreement will be effective until the earlier of
(i) the termination of the collaboration agreement entered into between the Company and Monsanto (except if it is terminated by reason of a material breach thereof by the Company or by reason of a governmental decree caused by voluntary action of the Company), (ii) Monsanto owning less than 5% of the outstanding Class A Common Stock or less than 50% of the highest percent of the outstanding Common Stock beneficially owned by Monsanto after completion of any purchases in the market of Class B Common Stock by Monsanto as permitted under the Investment Agreement during the one year period after the March 8, 1996 closing under the Investment Agreement (the "Closing"), (iii) the termination of the Investment Agreement or (iv) the eleventh anniversary of the Closing or any subsequent anniversary of such Closing upon notice by Monsanto or a majority in interest of the Company Voting Stock by persons who are then Shareholders.

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